TRILOMA EIG ENERGY INCOME FUND

201 North New York Avenue, Suite 250

Winter Park, FL 32789

VIA EDGAR

November 16, 2016

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:          Triloma EIG Energy Income Fund

Registration Statement on Form N-2

SEC File Nos. 333-202743; 811-23040

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Triloma EIG Energy Income Fund (“Registrant”) hereby requests that the effective date of Post-Effective Amendment No. 5 to the Registration Statement on Form N-2, filed as a POS 8C (“Registration Statement”), be accelerated so that the Registration Statement may become effective at 1:00 pm, Eastern Time, on Wednesday, November 16, 2016, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

TRILOMA EIG ENERGY INCOME FUND

By:	/s/ Deryck Harmer
Name: Deryck Harmer
Title: President/Chief Executive Officer